Craig Mulholland

Company Secretary

Telecom Corporation of New Zealand Limited

Level 10, Telecom House

8 Hereford Street

Private Bag 92-028

Auckland

New Zealand

Direct Dial: +64 9 359 6143

Direct Fax: +64 9 303 3430

11 February 2010

Attention: Mr Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE.

Mail Stop 3720

Washington, D.C. 20549

Re: Telecom Corporation of New Zealand Limited - Form 20-F for the fiscal year ended June 30, 2009

File No. 1-10798

Dear Mr Spirgel

This letter is in response to your comment letter dated 29 January 2010 to Dr. Paul Reynolds, which was received by us under cover of a facsimile dated 2 February 2010, regarding the Staff’s review of the above referenced Form 20-F (the “20-F”) of Telecom Corporation of New Zealand Limited (“Telecom”). For ease of reference, we have included your headings and comments along with our responses.

Note 1 Statement of Accounting Policies

Revenue Recognition, page 70

Comment 1.	We note that you recognize revenue from long-term contractual arrangements by reference to stage of completion as determined by measures such as contract milestone customer acceptance. Provide us with more details of these contracts and your accounting for them. Explain why your accounting is appropriate under IAS 18.

Response:	Telecom’s accounting policy for IT contracts principally covers:

•

project work, which includes the design, build and implementation of customers websites, call centres and transitional work as customers migrate from one telecommunications provider to another. These services are typically provided under agreements of one to six months in duration, and

•	the supply of ongoing managed IT services, such as outsourcing by customers of their IT helpdesk functions. These services are typically provided under contracts which extend across multiple years.

These offerings are typically small in scale and low in complexity when compared to other larger global providers.

Telecom accounts for the project work relating to ICT solutions for customers in accordance with IFRS as described below. For further context on the project work, a typical contract amount would be approximately NZ$0.5 million, with the largest contract being for an amount of NZ$1.5 million. Total project revenue recognised by Telecom was NZ$60 million, or 1% of Telecom’s total revenue and other gains, for fiscal 2009.

IAS 18.20 prescribes that “when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with the transaction shall be recognised by reference to the stage of completion of the transaction at the end of the reporting period. The outcome of a transaction can be estimated reliably when all the following conditions are satisfied:

(a)	the amount of revenue can be measured reliably;

(b)	it is probable that the economic benefits associated with the transaction will flow to the entity;

(c)	the stage of completion of the transaction at the end of reporting period can be measured reliably; and

(d)	the costs incurred for the transaction and the costs to complete the transaction can be measured reliably”.

When the above criteria are able to be met by Telecom, the application of the stage of completion method is applied by the use of appropriate measures such as services performed to date as a percentage of total services to be performed (IAS 18.24(b)) or the proportion that costs incurred to date bear to the estimated total costs of the transaction (IAS 18.24(c)).

The most common application used by Telecom is the application of costs incurred to date as a percentage of total project costs to complete the project.

When the agreed terms with the customer are based on Telecom achieving prescribed milestones in order for any amounts to be due to Telecom, we consider the requirements of IAS 18.28, which states that “when the outcome of a transaction cannot be estimated reliably and it is not probable that the costs incurred will be recovered, revenue is not recognised and the costs incurred are recognised as an expense. When the uncertainties that prevented the outcome of the contract being estimated reliably no longer exist, revenue is recognised in accordance with paragraph 20”. In such instances where nothing is due from the customer until the prescribed milestone has been met, Telecom recognises the costs relating to such arrangements as incurred, but defers any revenue recognition until such time as the prescribed milestone has been met and agreed with the customer.

Telecom’s accounting for the supply of ongoing managed IT services, such as the outsourcing by customers of their IT helpdesk functions is addressed under our response to comment 2 below.

To give further clarity in our accounting policies, we propose to include the following enhanced disclosure in our next 20-F filing:

“Revenue from contractual arrangements, including contracts to design and build ICT solutions, is recognised by reference to the stage of completion method, when the outcome of the arrangement can be estimated reliably. Telecom uses appropriate measures of the stage of completion method, such as services performed to date as a percentage of total services to be performed or the proportion that costs incurred to date bear to the estimated total costs of the transaction.

When the agreed terms with the customer are based on Telecom achieving prescribed milestones in order for amounts to be due to Telecom from a customer, and it is not considered probable that the costs incurred will be recovered, then revenue is not recognised until the prescribed milestone has been met and agreed with the customer”.

Comment 2.	We note that for long-term IT services contracts, revenue is recognized on a straight-line basis over the term of the contract where there is a fixed service arrangement. Provide us with more details on these contracts. Explain why your accounting is appropriate under IAS 18. In this regard, it is unclear from your disclosure how paragraph 25 of IAS 18 applies to your arrangements.

Response:	The contracts referred to principally apply to Telecom’s “managed IT services”, where Telecom agrees to supply to a customer an agreed level of IT services over a prescribed period of time. Telecom recognised NZ$151 million of revenue in relation to its managed IT services for fiscal 2009 (being 2.7% of Telecom’s total revenue and other gains). We also advise that these contracts do not obligate the customer to use other Telecom product offerings and many customers use multiple telecommunications providers for their telecommunications needs.

An example of Telecom’s managed IT services is the outsourcing by a customer of an IT helpdesk function to Telecom. In these cases, Telecom agrees a set price over an agreed long-term period.

As an illustration, Telecom may contract with a customer to provide a managed IT services helpdesk for a three year term for NZ$3 million of total revenue. Revenue in this example is recognised at NZ$1 million per annum, for 3 years, as essentially the same level of service is provided to the customer each day over the contract period.

Because the services performed for the customer are effectively constant over the agreed period, revenue is recognised for such arrangements on a straight-line basis over the contracted term, in accordance with the requirements of IAS 18.25. Telecom also periodically reviews this approach to consider whether any other methods are more appropriate.

To give further clarity in our accounting policies, we propose to include the following enhanced disclosure in our next 20-F filing:

“For long-term IT services contracts that equate to the provision of an indeterminate number of acts over a specified period of time for an agreed price, revenue is recognised on a straight-line basis over the term of the arrangement”.

Government Grants, page 70

Comment 3.	Please revise to provide the disclosures required by paragraph 39 b. of IAS 20.

Response:	We advise that the amount of government grants received in earnings was NZ$1.5 million for the year ended 30 June 2009, while the amount of grants received that were recorded by deducting the grant against the cost of property, plant and equipment, as permitted under IAS20.24, was NZ$2.5 million. The low level of the amounts received are consistent with prior years.

As the above amounts, in our judgment, are not considered to be material, we determined that no additional disclosures were necessary. We advise that we will monitor this disclosure requirement for future filings, and if material, the disclosures will be made.

Cash flow statement, page 72

Comment 4.	Please provide us with the following information for investments you hold with a maturity in excess of three months from the date of acquisition that are classified as cash equivalents:

•	Describe the nature of the investment;

•	Indicate the time to maturity at the date of acquisition;

•	Indicate its balance as of each balance sheet date; and

•	Provide us with an analysis to support your classification of the investment as a cash equivalent as defined in IAS 7.

Response:	As at 30 June 2009 and 30 June 2008 there were no investments with a maturity in excess of three months from the date of acquisition that were classified as cash equivalents.

Telecom classifies highly liquid investments that have a maturity in excess of three months from the date of acquisition as “investments” (either short or long-term) rather than “cash equivalents”.

Telecom considers that its classification is in accordance with the requirements set out in paragraph 7 of IAS 7, which prescribes that cash equivalents are required to be able to be readily convertible to a known amount of cash and are subject to an insignificant risk of change in value. Accordingly, we consider Telecom’s accounting policy of including “highly liquid investments” is appropriate.

Note 2 Segmental analysis, page 74

Comment 5.	Please disclose total assets for each reportable segment to comply with paragraph 23 of IFRS 8. Such amounts should be reported irrespective of whether it is presented to the Chief Executive Officer. Refer to paragraphs BC34 and BC35 of IFRS 8.

Response:	Our discussion on the Changes in Accounting Policies on page 72 of the 20-F disclosed that the Company had adopted IFRS 8 and its amendments.

We note the revisions to IFRS 8 that are contained within the “Improvements to IFRSs”, as issued by the International Accounting Standards Board on 16 April 2009, amended paragraph 23 of IFRS 8. This amendment was available for early adoption, and Telecom’s disclosure around the adoption of IFRS 8 also included these amendments.

The revisions to paragraph 23 of IFRS 8 were:

“An entity shall report a measure of profit or loss for each reportable segment. An entity shall report a measure of total assets and liabilities for each reportable segment if such amounts are regularly provided to the chief operating decision maker. An entity shall also disclose the following about each reportable segment if the specified amounts are included in the measure of segment profit or loss reviewed by the chief operating decision maker, or are otherwise regularly provided to the chief operating decision maker, even if not included in that measure of segment profit or loss:

(a) revenues from external customers;

(b) …”

The basis for conclusions for IFRS 8 were also updated for this revision, where BC35 was deleted and replaced with BC35A.

As Telecom’s disclosures reflected the most recent revisions relating to IFRS 8 we consider that disclosures relating to segment assets are not required as such amounts are not reported to Telecom’s Chief Executive Officer (Telecom’s Chief Operating Decision Maker).

Note 13 Long-term investments

Shares in Hutchison, page 83

Comment 6.	Please tell us in more detail why your impairment test is not based on the quoted price of Hutchison’s shares on the Australian Securities Exchange. We note your disclosure that the “quoted market price does not result from an active market.” Refer to your basis in the accounting literature that supports your determination.

Response:	As background, at June 2009 management concluded that there was no active market for Hutchison’s shares. This was due to illiquidity, as noted in the 20-F, because approximately 98% of the shares are held by related parties of Hutchison and Telecom. The assessment that there was no active market was based upon:

•

The requirements of IAS 39 AG71, which states that “a financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis”. Management concluded that the lack of regularly occurring share trades precluded Hutchison’s shares from being considered as being in an active market;

•

The IASB’s Staff’s Summary entitled “Using judgement to measure the fair value of financial instruments when markets are no longer active” also points towards an inactive market being one with a low level of trading activity;

•	The particulars of the illiquidity in relation to Hutchison’s shares, were:

Hutchison has ordinary shares listed on the Australian Stock Exchange. The number of shares held outside of Telecom and Hutchison’s parent company is approximately 0.2 billion, or 2% of the 13.6 billion shares on issue. This makes Hutchison’s shares highly illiquid, which we believe has an impact on the share price and also discourages institutional investors from investing in Hutchison.

Management also considered the volume of the shares that are traded. During the whole of fiscal 2009, 0.5% of Hutchison’s shares were traded in total. This low level compares to the level of shares traded for BHP (one of Australia’s largest companies) which had exceeded 100% over the same period; and

•	The size of Telecom’s investment, as we consider that Telecom holds a significant proportion of Hutchison, which would impact the price in an arm’s length transaction.

At 30 June 2009, in the absence of an active market, Telecom considered other valuation techniques prescribed by IAS 39.48a. This involved management’s evaluation of a number of available assessments of possible fair value, including the quoted share price, discounted cash flow and EBITDA multiple valuations as well as broker valuations. During this process Telecom observed a range of fair value estimates, which ranged from NZ$168 million to NZ$741 million. Telecom considered these fair value estimates and, based on its assessment, noted benefits and pitfalls in all of them, which included:

•	Fair value estimates determined based on EBITDA multiples not being appropriate, given Hutchison’s expected growth over the next five years;

•	A discounted cash flow valuation prepared by a third party that included an exceptionally high discount rate;

•	The quoted share price, which was not considered appropriate due to the illiquidity of Hutchison’s shares, as noted above;

•

Broker target prices, that ranged from NZ$168 million to NZ$438 million. These prices were based upon a mix of inputs and adjustments made by the brokers and also excluded most recent forecasts as prepared by Hutchison’s management. Furthermore, references to the illiquidity of Hutchison’s shares were noted by some of the brokers; and

•

The subjectivity around other valuations incorporating the expected synergies that Hutchison is expected to achieve as a result of the merger of its trading operations with those of Vodafone Australia, which took effect at the end of fiscal 2009.

In considering all of the available fair value estimates, management concluded that it was unable to reasonably assess any probabilities of the fair value estimates occurring. In doing so, management noted that Hutchison’s latest forecasts reflected the best available information to use in performing its impairment assessment.

IAS 39.AG81, states that “if the range of reasonable fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed, an entity is precluded from measuring the instrument at fair value”. Telecom concluded that this was the case for its investment in Hutchison.

IAS 39.46(c) states that “investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured…. shall be measured at cost”.

Therefore, it is Telecom’s judgment that 1) Hutchison’s shares were not being traded in an active market, and 2) there was an existence of a wide range of fair value estimates where probabilities of the various estimates cannot be reasonably assessed. Consequently, Telecom determined that it must measure its investment in Hutchison at cost in accordance with the provisions of IAS39.46(c).

Due to the quoted share price being so low, Telecom considered this as an indicator of impairment and performed an impairment test, in accordance with the provisions of IAS39.58, which refers to IAS39.66 for such investments that are held at cost.

IAS 39.66 prescribes that “…. the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows…”.

Accordingly Telecom’s impairment testing was performed in accordance with the specific requirements prescribed by IAS 39 rather than simply defaulting to the quoted price of Hutchison’s shares.

Comment 7.	We note that you determined the fair value of your investment in Hutchison using a discounted cash flow analysis to further support that your investment in Hutchison was not impaired. Provide us with more details of your discounted cash flow analysis including how you factored in “the level of uncertainty surrounding Hutchison’s future cash flows” and “the variability in the range of reasonable fair value estimates” including the probabilities associated with that. Also, tell us the discount rate that you utilized and explain in detail how you determined that discount rate.

Response:	Based on the requirements of IAS39, as noted in our response to Comment 6 above, Telecom performed its impairment test by calculating the present value of estimated future cash flows, as prescribed under IAS39.46(c).

Telecom’s discounted cash flow model incorporated projections based on Hutchison’s forecasts, which were prepared by Hutchison’s management. Telecom has a member of Telecom’s executive on the Board of Hutchison and we obtain Hutchison’s forecasts from our representative, with the express permission of Hutchison. These forecasts were Hutchison’s own projections, that they considered to be the most likely set of forecasts at that time. Accordingly, these were considered by Telecom as being the best estimate of available information regarding Hutchison’s projected cash flows. No ‘unobservable’ adjustments were made by Telecom in performing its discounted cash flow valuation, consistent with:

•

the disclosures in the 20-F footnote on page 83, which states that “the fair value cannot be reliably measured due to the level of uncertainty surrounding Hutchison’s future cash flows” and the disclosure that “the variability in the range of reasonable fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed”; and

•	the inability to reasonably assess any probabilities of the fair value estimates occurring, as described in our response under comment 6 above.

These forecasts were discounted using a pre-tax weighted average cost of capital of 11%. This discount rate was determined by calculating the weighted average cost of capital, using the capital asset pricing model, based off inputs specific to Hutchison and the Australian market.

In addition to management’s review and conclusion on the appropriateness of the discount rate being used, the rate was also approved by Telecom’s Board.

The terminal growth rate of 2% was based on published estimates for growth in the mobile telecommunications sector which management also deemed appropriate for Hutchison.

The resulting fair value estimate from Telecom’s discounted cash flow model was NZ$491 million which was compared to the carrying value of Hutchison of NZ$449 million. Sensitivity on the NZ$42 million headroom was provided in relation to the discount rate and the final year cash flows in Note 13 of the financial statements included in the 20-F.

Note 25 Commitments, page 105

Comment 8.	Please revise to provide the disclosures required by paragraph 35 d. of IAS 17 regarding your operating leases.

Response:	Telecom’s operating leases principally relate to the lease of land and buildings. Certain of Telecom’s leases are able to be renewed or extended at the end of the lease term, however such renewal or extension terms would be negotiated with the lessor based on prevailing market rates at that time. There are no subsidised rental options for these renewals or extensions.

There are no other significant terms that relate to contingent rents, purchase options or other restrictions on Telecom.

To give further clarity regarding our lease disclosures we propose to include the following enhanced disclosure in our next 20-F filing:

“Telecom’s operating leases principally relate to the lease of land and buildings. Certain of these leases are subject to Telecom being able to renew or extend the lease period based on terms that would then be agreed with the lessor. There are no other significant lease terms that relate to contingent rents, purchase options or other restrictions on Telecom.”

***

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges that it has been advised that the Division of Enforcement has access to all information provided by the Company to the Staff of the Division of Corporation Finance in connection with the Staff’s review of the filing or in response to the Staff’s comments on the filing.

We are available to discuss any of the Company’s responses and await any further comments the Staff may have concerning these responses.

Yours truly,

/s/ Craig Mulholland
Craig Mulholland
Company Secretary